Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

The following communication was made available to employees of Plus Automation, Inc. (“Plus”) at an All-Hands meeting held on June 5, 2025 in connection with the proposed business combination (the “Business Combination”) between Churchill Capital Corp IX (“Churchill IX”) and Plus.

Plus-Churchill IX Deal Announcement: Employee FAQ

1.	What is the announcement?

Plus and Churchill Capital Corp IX, a special purpose acquisition company (or a “SPAC”), have entered into an agreement to take Plus public. The process is expected to take some time to be completed and our best estimate right now is the fourth quarter.

Once the deal closes, Plus and Churchill IX will be a combined public company, with the PlusAI name, brand, team, company values, and mission. Plus’s stock will become publicly traded. As a result of this deal, we’ll have more capital to invest in our growth and development of our products. It’s important to note that this deal remains subject to certain closing conditions and is not guaranteed to close.

PlusAI will continue to be run by the existing Plus management team.

2.	Who is Churchill Capital Corp IX?

Churchill Capital Corp IX is a SPAC sponsored by Michael Klein, who is the founder and managing partner of M. Klein and Company. Mr. Klein is a strategic advisor to global companies, boards of directors, senior executives, governments, and institutional investors. Mr. Klein’s background in strategic advisory work was built during his 35-year career, including more than two decades at Citi and its predecessors, during which he initiated and executed strategic advisory transactions.

Churchill Capital Corp IX went public in May 2024, raising $300 million of capital, with an objective to pursue a business combination with a compelling AI-focused company.

A SPAC isn’t an operating company, but rather an entity designed to take organizations public without going through the traditional IPO process. These publicly traded corporations combine with other companies, which then also become part of the public company. SPACs have become common as an efficient path to raising capital and going public, rather than a traditional IPO or a direct listing.

3.	Why did we decide to merge with Churchill IX versus another SPAC?

The Churchill Capital franchise of SPACs have a proven track record of launching unique, high-growth companies in the public equity markets. Churchill has closed six business combination transactions via previously sponsor SPACs, delivering circa $10.5 billion of growth capital to its partner companies.

Churchill’s most recent business combination with Oklo Inc. (also a Santa Clara-based company!) has been very well received by public investors.

Churchill has a highly professional team with deep experience working with fast-growing technology companies, like Plus, to create value in the public markets. We are confident our partnership with Churchill will deliver the best outcome for the Plus shareholders and employees.

4.	How is the valuation determined?

We believe that Plus was appropriately valued and will continue to generate value over the long run. Focusing on executing on our OEM deployments will be the best way to drive an increased valuation. If you look at Aurora, they became increasingly valuable as commercial launch neared.

5.	What happens next?

Following today’s announcement, Plus and Churchill IX will continue the process toward closing the transaction. This includes navigating review processes with government agencies like the Securities and Exchange Commission (“SEC”), obtaining shareholder approvals, as well as satisfying certain other conditions set forth in the agreement with Churchill IX. If and when the SEC has declared effective the disclosure documents related to this transaction, we have completed certain administrative and corporate governance actions, and the other conditions set forth in the agreement with Churchill IX have been met, we’ll be ready for the deal to close. As stated in our press release, we are planning for the deal to close in Q4 2025.

6.	Why did we decide to go public via the SPAC route instead of a traditional IPO?

Going public via SPAC provides a timely and efficient way to go public and was a better option for Plus than a traditional IPO. Additionally, as we are a pre-revenue company and our scaling will occur when our L4 partnerships launch, the SPAC format allows us to tell our story to investors in a way an IPO could not. This was the same approach Aurora took.

7.	Is this announcement good news for employees and shareholders?

This is very good news! The transaction will provide Plus with a significant amount of capital, accelerating Plus’s growth and the development of our products. In addition, it will raise our company’s profile and provide employees and shareholders with the option for liquidity. However, it is important to know that there is still a chance the deal does not close due to unexpected circumstances.

8.	How do I calculate what my equity is worth based on the current valuation of the merger with Churchill IX?

We expect that this transaction will create value as well as provide liquidity for Plus employees. However, let’s keep our excitement reigned in until the deal is closed. Additionally, the key thing to remember is that executing on our OEM deployments will be the best way to drive an increased valuation. Finally, we will provide more details as this transaction progresses.

9.	When can I sell my shares of Plus stock? Is there a lockup period?

Like all SPACs and IPOs, there is a lock-up period. The base lockup is 180 days for the first 50% of your shares and the rest will be released from the lock-up in 360 days. We will share more details as we move closer to the closing of the transaction.

10.	What is insider trading? Can I buy or sell Churchill Capital Corp IX (CCIX/CCIXW) securities? What can I say about this publicly?

No, you can’t buy or sell CCIX securities!

Insider trading is the buying or selling of a publicly traded company’s securities by someone who has material nonpublic information about that stock. Material nonpublic information is any information that could substantially impact an investor’s decision to buy or sell the security that has not been made available to the public. Since Churchill IX will trade based on the prospects of completing the combination with us, this could include information about our financial performance, projections, strategic partnerships, and product plans. All Plus employees likely have nonpublic information about Plus and Churchill IX. Insider trading is a crime punishable by both monetary penalties and imprisonment. Over the coming months, we will offer training and resources to help employees better understand how to avoid insider trading.

Given that you likely have nonpublic information about Churchill IX because of your employment with Plus, you should not buy or sell Churchill IX securities, and you should not recommend that anyone else buy or sell Churchill IX securities. Churchill IX is a public company that trades on the Nasdaq, and as of today, June 5, 2025, its securities will trade based in part on the market’s perception of Plus.

If we become a publicly traded company, we will be subject to regulations that may result in enhanced scrutiny of certain public communications. Though this does not necessarily impact your personal social media use, we expect you to continue to use all social media appropriately as a representative of this company. This includes not sharing any nonpublic information about Plus, its performance, or this transaction with anyone outside of the company. For more information, please see Plus’s social media policy in our Employee Handbook.

In summary:

•	You should not buy or sell publicly traded stock when you have nonpublic information that impacts its potential value, including shares of CCIX.

•

You should only share information that’s publicly available when discussing Plus or Churchill IX with non-employees. If you are uncertain whether information is publicly available, please don’t share it. Please read the social media policy in our Employee Handbook for some useful reminders.

11.	When will I learn more about all of the equity-related items above?

There’s a lot of complicated information to absorb. We are going to have All-Hands company meetings to go into more detail once appropriate forms have been filed with the SEC. During those sessions we’ll share more about the transaction, its timing, and the specific decisions you may need to make. We’ll also be sharing updates on the timing and process for granting your refresh/new hire grants.

12.	Now that the announcement is out, what are the potential things that can derail us from closing this deal / getting publicly listed? What do we have to watch out for?

The most important thing we control is our execution, so keep up the great work! Beyond that, other factors that could impact timing include regulatory review, market conditions and/or industry developments. The good news is all three have improved over the course of this year.

Other Questions

13.	How does this deal impact my job?

In short: it doesn’t. The number one thing we all need to do is continue to execute against our team goals.

This news is a reflection of Plus’s growth potential, and following the closing of the transaction we will have more resources to execute on our mission.

While there may be additional responsibilities for some employees related to Plus becoming a publicly traded company, almost all employees will continue with their current responsibilities.

14.	What decision authority does Churchill IX have to make changes to the business and team at Plus?

Going forward, Plus’s Executive team will remain the same. Assuming the transaction closes, M. Klein & Company, the sponsor of Churchill IX, will act as an investor and two people designated by M. Klein & Company will join our board of directors.

15.	Will former employees be eligible to benefit from this event?

Yes. Former employees with unexpired stock options as well as former employees who are already Plus shareholders are eligible to benefit. Rest assured, we will be reaching out directly to key members of our external community—including former employees who hold unexpired Plus options and to all Plus shareholders—to provide them with important information and resources related to this deal.

16.	What do I do if a customer or vendor contacts me?

We do not anticipate any changes to our current vendors, suppliers, or other service providers. Please follow our normal course of business and refer any customer or vendor to their appropriate Plus contact. All external-facing Plus staff members are prepared to answer any customer or vendor question.

17.	What can I say on social media about this announcement?

We welcome and encourage you to engage and share the LinkedIn posts shared by our corporate and executive handles about the transaction. We just ask that you remain aware of our social media policy and do not appear to represent or speak on behalf of the company should you choose to reshare with your own comments.

As a guideline, below are some sample posts you can use:

•	Proud to be a part of Plus as it takes a step toward becoming a public company.

•	Congrats to the team as we work to make autonomous trucking a commercial reality.

•	Looking forward to what is to come.

•	Another milestone in our progress toward making autonomous trucking a commercial reality. Let’s go!

18.	What should I do if I receive a call from the media?

If you’re contacted by a member of the media, please do not provide any information about Plus and instead direct the request to Lauren Kwan, VP of Marketing at Plus, at pr@plus.ai.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus’s stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Plus stockholders and Churchill IX shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX and Plus shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, Plus and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

PARTICIPANTS IN THE SOLICITATION

Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Plus’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.